# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oklo Inc., CIK 0001849056
CUSIP: 02156V109
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 3190 Coronado Dr., Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-063579
Filed by CIK 0001664972

## Reporting persons
- Data Collective IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,277,513; shared voting power 0; sole dispositive power 5,277,513; shared dispositive power 0; aggregate amount beneficially owned 5,277,513 (4.3% of the class)
  Comment: Note to Row 5: 5,277,513 shares, except that Data Collective IV GP, LLC ("DCVC IV GP"), the general partner of Data Collective IV, L.P. ("DCVC IV"), may be deemed to have sole voting power with respect to such shares, and Zachary Bogue ("Bogue") and Matthew Ocko ("Ocko"), the managing members of DCVC IV GP, may be deemed to have shared voting power with respect to such shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 5,277,513 shares, except that DCVC IV GP, the general partner of DCVC IV, may be deemed to have sole voting power with respect to such shares, and Bogue and Ocko, the managing members of DCVC IV GP, may be deemed to have shared dispositive power with respect to such shares.
  
  Note to Row 8: See response to row 7.
- Data Collective IV GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,277,513; shared voting power 0; sole dispositive power 5,277,513; shared dispositive power 0; aggregate amount beneficially owned 5,277,513 (4.3% of the class)
  Comment: Note to Row 5: 5,277,513 shares, all of which are held by Data Collective IV, L.P. ("DCVC IV"), for whom Data Collective IV GP, LLC ("DCVC IV GP") serves as general partner, except that Zachary Bogue ("Bogue") and Matthew Ocko ("Ocko"), the managing members of DCVC IV GP, may be deemed to have shared voting power with respect to such shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 5,277,513 shares, all of which are held by DCVC IV, for whom DCVC IV GP serves as general partner, except that Bogue and Ocko, the managing members of DCVC IV GP, may be deemed to have shared dispositive power with respect to such shares.
  
  Note to Row 8: See response to row 7.
- Three Kingdoms Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 104,702; shared voting power 0; sole dispositive power 104,702; shared dispositive power 0; aggregate amount beneficially owned 104,702 (0% of the class)
  Comment: Note to Row 5: 104,702 shares, except that Archimedes Capital Asia, LLC ("Archimedes"), the general partner of Three Kingdoms Capital Partners, L.P. ("Three Kingdoms"), may be deemed to have sole voting power with respect to such shares, and Matthew Ocko ("Ocko"), the managing member of Archimedes, may be deemed to have sole voting power with respect to such shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 104,702 shares, except that Archimedes, the general partner of Three Kingdoms, may be deemed to have sole dispositive power with respect to such shares, and Ocko, the managing member of Archimedes, may be deemed to have sole dispositive power with respect to such shares.
  
  Note to Row 8: See response to row 7.
- Archimedes Capital Asia, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 104,702; shared voting power 0; sole dispositive power 104,702; shared dispositive power 0; aggregate amount beneficially owned 104,702 (0% of the class)
  Comment: Note to Row 5: 104,702 shares, all of which are held by Three Kingdoms Capital Partners, L.P. ("Three Kingdoms"), for whom Archimedes Capital Asia, LLC ("Archimedes") serves as general partner, except that Matthew Ocko ("Ocko"), the managing member of Archimedes, may be deemed to have sole voting power with respect to such shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 104,702 shares, all of which are held by Three Kingdoms, for whom Archimedes serves as general partner, except that Ocko, the managing member of Archimedes, may be deemed to have sole dispositive power with respect to such shares.
  
  Note to Row 8: See response to row 7.
- Zachary Bogue: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 48,891; shared voting power 5,277,513; sole dispositive power 48,891; shared dispositive power 5,277,513; aggregate amount beneficially owned 5,326,404 (4.4% of the class)
  Comment: Note to Row 6: 5,277,513 shares, of which 5,277,513 are held by Data Collective IV, L.P. ("DCVC IV"). Zachary Bogue ("Bogue") is a managing member of Data Collective IV GP, LLC ("DCVC IV GP"), the general partner of DCVC IV, and may be deemed to have shared voting power with respect to such shares.
  
  Note to Row 8: 5,277,513 shares, of which 5,277,513 are held by DCVC IV. Bogue is a managing member of DCVC IV GP, the general partner of DCVC IV, and may be deemed to have shared dispositive power with respect to such shares.
- Matthew Ocko: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 104,702; shared voting power 5,277,513; sole dispositive power 104,702; shared dispositive power 5,277,513; aggregate amount beneficially owned 5,382,215 (4.4% of the class)
  Comment: Note to Row 5: 104,702, of which 104,702 are held by Three Kingdoms Capital Partners, L.P. ("Three Kingdoms"). Matthew Ocko ("Ocko") is the managing member of Archimedes Capital Asia, LLC ("Archimedes"), the general partner of Three Kingdoms Capital, and may be deemed to have sole voting power with respect to such shares.
  
  Note to Row 6: 5,277,513 shares, of which 5,277,513 are held by Data Collective IV, L.P. ("DCVC IV"). Ocko is a managing member of Data Collective IV GP, LLC ("DCVC IV GP"), the general partner of DCVC IV, and may be deemed to have shared voting power with respect to such shares.
  
  Note to Row 7: 104,702, of which 104,702 are held by Three Kingdoms Capital Partners, L.P. ("Three Kingdoms"). Ocko is the managing member of Archimedes Capital Asia, LLC ("Archimedes"), the general partner of Three Kingdoms Capital, and may be deemed to have sole dispositive power with respect to such shares.
  
  Note to Row 8: 5,277,513 shares, of which 5,277,513 are held by DCVC IV. Ocko is a managing member of DCVC IV GP, the general partner of DCVC IV, and may be deemed to have shared dispositive power with respect to such shares.

## Item 1. Issuer
Name of issuer: Oklo Inc.
Address of issuer's principal executive offices: 3190 Coronado Dr., Santa Clara, CA 95054

## Item 2. Person Filing
Name of person filing:
This Amendment No. 1 ("Amendment No.1") amends and supplements the Schedule 13G initially filed with the Commission on May 9, 2024 (the "Original Schedule 13G") and is filed by Data Collective IV, L.P., a Delaware limited partnership ("DCVC IV"), Data Collective IV GP, LLC, a Delaware limited liability company ("DCVC IV GP"), Three Kingdoms Capital Partners, L.P., a Delaware limited partnership ("Three Kingdoms"), Archimedes Capital Asia, LLC, a Delaware limited liability company ("Archimedes"), Zachary Bogue ("Bogue") and Matthew Ocko ("Ocko"). The foregoing entities and individuals are collectively referred to as the "Reporting Persons."

DCVC IV GP is the general partner of DCVC IV, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC IV. Bogue and Ocko are managing members of DCVC IV GP and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC IV.

Archimedes is the general partner of Three Kingdoms, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by Three Kingdoms. Ocko is the managing member of Archimedes and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by Three Kingdoms.
Address of principal business office or, if none, residence:
270 University Avenue
Palo Alto, CA 94301
Citizenship: DCVC IV and Three Kingdoms are Delaware limited partnerships. DCVC IV GP and Archimedes are Delaware limited liability companies. Bogue and Ocko are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of DCVC IV and Three Kingdoms and the limited liability company agreements of DCVC IV GP and Archimedes, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A. Agreement of Joint Filing

## Signatures
- Data Collective IV, L.P.: /s/ Zachary Bogue, Zachary Bogue, Managing Member of the General Partner (02/14/2025)
- Data Collective IV GP, LLC: /s/ Zachary Bogue, Zachary Bogue, Managing Member (02/14/2025)
- Three Kingdoms Capital Partners, L.P.: /s/ Matthew Ocko, Matthew Ocko, Managing Member of the General Partner (02/14/2025)
- Archimedes Capital Asia, LLC: /s/ Matthew Ocko, Matthew Ocko, Managing Member (02/14/2025)
- Zachary Bogue: /s/ Zachary Bogue, Zachary Bogue (02/14/2025)
- Matthew Ocko: /s/ Matthew Ocko, Matthew Ocko (02/14/2025)